Exhibit 99.4

THE SKYVIEW 10 18th Floor, NORTH LOBBY Survey No. 83/1, Raidurgam Hyderabad - 500 032, India Tel: +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly Unaudited Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors of

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying Statement of Unaudited Consolidated Financial Results of Dr. Reddy’s Laboratories Limited (the “Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), its associates and joint ventures for the quarter ended June 30, 2026 (the “Statement”) attached herewith, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	The Holding Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Holding Company’s Board of Directors. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the Master Circular issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the following entities:

Holding Company:

Dr. Reddy’s Laboratories Limited

Subsidiaries:

1.	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.
2.	Aurigene Oncology Limited
3.	Aurigene Pharmaceutical Services Limited
4.	beta Institut gemeinnützige GmbH
5.	betapharm Arzneimittel GmbH
6.	Cheminor Investments Limited

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office: 22, Camac Street, Block B, 3rd Floor, Kolkata-700 016

7.	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
8.	Dr. Reddy’s Laboratories (EU) Limited
9.	Dr. Reddy’s Laboratories (Proprietary) Limited
10.	Dr. Reddy’s Laboratories (UK) Limited
11.	Dr. Reddy’s Laboratories Canada, Inc.
12.	Dr. Reddy’s Laboratories Chile SPA
13.	Dr. Reddy’s Laboratories Inc.
14.	Dr. Reddy’s Laboratories Japan KK
15.	Dr. Reddy’s Laboratories Kazakhstan LLP
16.	Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.
17.	Dr. Reddy’s Laboratories New York, LLC
18.	Dr. Reddy’s Laboratories Philippines Inc.
19.	Dr. Reddy’s Laboratories Romania SRL
20.	Dr. Reddy’s Laboratories SA
21.	Dr. Reddy’s Laboratories Taiwan Limited
22.	Dr. Reddy’s Laboratories (Thailand) Limited
23.	Dr. Reddy’s Laboratories LLC, Ukraine
24.	Dr. Reddy’s New Zealand Limited
25.	Dr. Reddy’s SRL
26.	Dr. Reddy’s Bio-Sciences Limited
27.	Dr. Reddy’s Laboratories (Australia) Pty. Limited
28.	Dr. Reddy’s Laboratories SAS
29.	Dr. Reddy’s Netherlands B.V.
30.	Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited
31.	DRL Impex Limited
32.	Dr. Reddy’s Formulations Limited
33.	Idea2Enterprises (India) Pvt. Limited
34.	Imperial Owners and Land Possessions Private Limited
35.	Industrias Quimicas Falcon de Mexico, S.A. de CV
36.	Lacock Holdings Limited
37.	Dr. Reddy’s Laboratories LLC, Russia
38.	Promius Pharma LLC
39.	Reddy Holding GmbH
40.	Reddy Netherlands B.V.
41.	Reddy Pharma Iberia SAU
42.	Reddy Pharma Italia S.R.L.
43.	Reddy Pharma SAS
44.	Svaas Wellness Limited (ceased to be step subsidiary w.e.f April 07, 2026)
45.	Nimbus Health GmbH
46.	Dr. Reddy’s Laboratories Jamaica Limited
47.	Dr. Reddy’s and Nestle Health Science Limited
48.	Northstar Switzerland SARL
49.	North Star OpCo Limited
50.	North Star Sweden AB
51.	Dr. Reddy’s Denmark ApS
52.	Dr. Reddy’s Finland Oy
53.	Dr. Reddy’s Laboratories (Vietnam) Company Limited

Associates:

1.	O2 Renewabale Energy IX Private Limited
2.	Clean Renewable Energy KK 2A Private Limited

Joint Venture:

1.	DRES Energy Private Limited
2.	Kunshan Rotam Reddy Pharmaceutical Co. Limited (Including Kunshan Rotam Reddy Medicine Company Limited)

Other Consolidating Entities:

1.	Dr Reddy’s Employees ESOS Trust
2.	Cheminors Employees Welfare Trust
3.	Dr. Reddy’s Research Foundation

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. Batliboi & Associates LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Shankar Srinivasan Partner Membership No.: 213271

UDIN: 26213271WECXGO5648

Place: Hyderabad

Date: July 22, 2026

Dr. Reddys Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel     :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY’S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED 30 JUNE 2026

		Quarter ended			Year ended
		30.06.2026	31.03.2026	30.06.2025	31.03.2026
Sl. No.	Particulars	(Unaudited)	(Audited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Sales	78,608	72,957	82,666	326,213
	b) License fees and service income	2,097	2,205	2,786	9,720
	c) Other operating income	293	302	269	1,069

	Total revenue from operations	80,998	75,464	85,721	337,002
2	Other income	3,547	4,754	2,903	13,584
3	Total income (1 + 2)	84,545	80,218	88,624	350,586

4	Expenses
	a) Cost of materials consumed	16,538	11,986	20,358	65,012
	b) Purchase of stock-in-trade	19,738	16,577	12,159	61,616
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(2,425)	3,564	(4,442)	(4,236)
	d) Employee benefits expense	16,516	14,468	15,035	59,909
	e) Depreciation and amortisation expense	5,366	5,571	4,761	20,588
	f) Impairment of non-current assets, net	15	2,575	-	3,518
	g) Finance costs	1,255	1,057	830	3,738
	h) Other expenses	22,017	22,469	20,875	86,648
	Total expenses	79,020	78,267	69,576	296,793
5	Profit before tax and share of equity accounted investees (3 - 4)	5,525	1,951	19,048	53,793
6	Share of profit of equity accounted investees, net of tax	8	46	2	134
7	Profit before tax (5+6)	5,533	1,997	19,050	53,927
8	Tax expense/(benefit):
	a) Current tax	1,575	(237)	10,261	13,945
	b) Deferred tax	(398)	21	(5,310)	(1,594)
9	Net profit after taxes and share of profit of associates (7 - 8)	4,356	2,213	14,099	41,576
10	Net profit after taxes attributable to
	a) Equity shareholders of the parent company	4,443	2,209	14,181	41,960
	b) Non-controlling interests	(87)	4	(82)	(384)
11	Other comprehensive income/(loss)
	a) (i) Items that will not be reclassified subsequently to profit or loss	(7)	168	5	143
	(ii) Income tax relating to items that will not be reclassified to profit or loss	2	(56)	-	(56)
	b) (i) Items that will be reclassified subsequently to profit or loss	1,888	2,167	2,077	6,916
	(ii) Income tax relating to items that will be reclassified to profit or loss	(333)	179	(33)	392
	Total other comprehensive income/(loss)	1,550	2,458	2,049	7,395
	Total comprehensive income (9 + 11)	5,906	4,671	16,148	48,971
12	Total comprehensive income attributable to
	a) Equity shareholders of the parent company	5,993	4,667	16,230	49,355
	b) Non-controlling interest	(87)	4	(82)	(384)
13	Paid-up equity share capital (face value Re. 1/- each)	835	835	835	835
14	Other equity				378,080
15	Earnings per equity share attributable to equity shareholders of parent(face value Re. 1/- each)
	Basic	5.33	2.65	17.04	50.41
	Diluted	5.33	2.65	17.02	50.35
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

DR. REDDY’S LABORATORIES LIMITED

Segment information

		Quarter ended			Year ended
		30.06.2026	31.03.2026	30.06.2025	31.03.2026
Sl. No.	Particulars	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Global Generics	72,083	65,925	75,732	299,460
	b) Pharmaceutical Services and Active Ingredients	10,730	11,247	9,874	42,672
	c) Others	193	243	1,643	2,140
	Total	83,006	77,415	87,249	344,272
	Less: Inter-segment revenue	2,008	1,951	1,528	7,270
	Total revenue from operations	80,998	75,464	85,721	337,002
2	Segment results:
	Gross profit from each segment
	a) Global Generics	37,127	31,768	46,086	169,696
	b) Pharmaceutical Services and Active Ingredients	386	1,849	1,087	6,002
	c) Others	36	74	1,459	1,581
	Total	37,549	33,691	48,632	177,279
	Less: Selling and other un-allocable expenditure/(income), net	32,016	31,694	29,582	123,352
	Total profit before tax	5,533	1,997	19,050	53,927

Global Generics includes operations of Biologics business. Inter-segment revenue represents sales from Pharmaceutical Services and Active Ingredients to Global Generics and Others at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above statement of unaudited consolidated financial results of Dr. Reddy’s Laboratories Limited (“the parent company”), together with its subsidiaries (collectively, “the Company”) joint ventures and associates, have been prepared in accordance with the Indian Accounting Standards (“Ind AS”) prescribed under section 133 of Companies Act,2013 (“the Act”) read with relevant rules issues thereunder, other accounting principles generally accepted in India and guidelines issued by the Securities and Exchange Board of India (“SEBI”) were reviewed and recommended by Audit Committee and approved by the Board of Directors at their meetings held on 22 July 2026. Thc Statulory Auditors have carried out a limited review on the unaudited consolidated financial results and issued an unmodified report thereon.

2	Certain batches of Semaglutide were found to be out of specification due to an issue associated with the active pharmaceutical ingredient (API) used in the product. Consequently, based on its best estimate, the Company has made a provision of Rs.2,397 million towards inventory and other associated costs during the quarter ended 30 June 2026.

3	During the quarter ended 31 March 2026, consequent to the resolution of a shelf stock adjustment claim arising from reduction in price of its generic product Lenalidomide in the United States, the Company has recorded an amount of Rs. 4,530 million (USD 50 million) as a reduction from “Revenue from operations” in the Company’s Global Generics Segment.

4

During the quarter ended 31 March 2026, the Company decided to discontinue some of its R&D programs associated with Chimeric Antigen Receptor T-cell (CAR-T) therapy portfolio in light of the development status and clinical trail outcomes. Consequent to this decision, the Company has recognized a net loss of Rs.1,350 million in the Company’s Global Generic segment, comprising of:

a. Impairment of non-current assets of Rs. 1,291 million (i.e., towards Property, plant and equipment, other Intangible assets and Right to use assets ) and

b. Other development program related wind down cost under “Other expenses” of Rs. 59 million.

5	During the quarter ended 31 March 2026, the Company has recorded an impairment loss of Rs.914 million (USD 10 million) consequent to discontinuation of the Phase III study in first line non-small cell lung cancer conducted by Immutep Limited following the results of the futility analysis. This transaction pertains to Company’s Global Generics segment.

6	During the year ended 31 March 2026, consequent to certain technical challenges in product development, the Company decided to discontinue development of conjugated estrogen at its site in Middleburgh, New York.Consequent to discontinuance of development, the Company recorded the following financial impacts in the Company’s Global Generic segment, resulting in a net loss of Rs.934 million in the consolidated financial results

- Impairment loss of the entire carrying value of Rs.545 million for property, plant and equipment;

- Inventory related provisions of Rs.260 million;

- Other development program related wind down costs of Rs.129 million;

7	Other income includes:

a. Rs. 1,400 million recognised prusuant to settlement of product related litigations representing payment for avoided litigation costs by the Company and its affiliates in the United States and the United Kingdom during the year ended 31 March 2026.

b. Gain on sale of non-current assets, net amounting to Rs. 1,890 million towards divestment of certain product related intangibles i.e., trademarks during the quarter ended 31 March 2026.

DR. REDDY’S LABORATORIES LIMITED

8	During the year ended 31 March 2026 based on a final order received from the Federal Tax Service authority in respect of one of its foreign subsidiaries, based on its estimate, the Company had recorded a VAT provision of Rs.1,836 million (including provision of Rs.1,141 million recorded during the quarter ended 31 March 2026) under “Other expenses” including applicable interest and penalties and covering the periods both under audit as well as subsequent period up to 31 March 2026.

The Company believes that the likelihood of any further liability that may arise on account of this field tax audit is not probable. This transaction pertains to Company’s Global Generics segment.

9	The Company considered the on-going uncertainties relating to geo-political conflicts (including Russia, Ukraine and the Middle East) in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

10	The figures for the quarter ended 31 March 2026 are the balancing figures between audited figures in respect of the full financial year and the published unaudited year to date figures upto the third quarter of the relevant financial year, which were subject to limited review.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 22 July 2026	Co-Chairman & Managing Director